Exhibit 99.1

ICON Reports Revenues Up 2% And Strong New Business Wins

Highlights – Second Quarter 2010

* Net revenue of $224 million a 2% increase on Q2 2009

* Operating margin of 11.5% compared to 13.3% last year

* EPS of 38 cent, the same as last year

* Net new business wins of $320m represent a strong book-to-bill ratio of 1.4

* Net cash of $221 million, up from $194 million at year end

DUBLIN--(BUSINESS WIRE)--July 27, 2010--ICON (NASDAQ: ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2010.

Net revenues for the quarter were $224 million, representing a 2% increase over net revenues of $220 million for the same quarter last year. On a constant currency basis revenue grew by 3.1%. Year-to-date, net revenues were $443 million, representing a 1% increase over the same period last year.

Income from operations was $25.7 million or 11.5% of revenue, compared to $29.3 million (before one-time net charges) or 13.3% for the same quarter last year. Constant currency operating margin was 11.8%. Net income was $22.9 million or 38 cents per share on a diluted basis, compared to $22.8 million or 38 cents per share last year.

Year-to-date income from operations was $52.5 million, compared to $56.2 million (before one-time net charges) last year representing a margin of 11.8% in 2010 and a margin of 12.8% in 2009. Net income was $45.1 million or 74 cents per share, compared with $43.7 million or 73 cents per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 30 days at June 30, 2010, compared to 33 days at December 31, 2009.

For the quarter ended June 30, 2010, cash provided from operating activities was $35 million and capital expenditure was $7.5 million. As a result, the company’s net cash, amounted to $221 million at June 30, 2010, compared to net cash of $194 million at December 31, 2009.

“Overall, we are pleased with our second quarter,” commented CEO Mr Peter Gray. “Our net booking of $320m was particularly satisfying, resulting in a strong book to bill of 1.4, and the growth in our backlog to $1.9 bn. However, we are not expecting revenue growth to respond quickly to these awards, and as a result we now anticipate that the outcome for 2010 will be at the lower end of the guidance range given in February”.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its second quarter conference call today, July 27, 2010 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 71 locations in 39 countries and has approximately 7,500 employees. Further information is available at www.iconplc.com.

ICON plc

Consolidated Income Statements (Unaudited) (Before one time net charges)

Three and Six Months ended June 30, 2010 and June 30, 2009
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Gross Revenue	313,087	300,969	622,638	619,507

Reimbursable expenses	89,336	80,968	179,775	179,675

Net Revenue	223,751	220,001	442,863	439,832

Costs and expenses
Direct costs	130,869	125,146	262,187	249,314
Selling, general and administrative	58,923	58,010	111,217	119,268
Depreciation and amortization	8,281	7,526	17,003	15,016

Total costs and expenses	198,073	190,682	390,407	383,598

Income from operations	25,678	29,319	52,456	56,234

Net interest income /(expense)	61	(875)	(131)	(1,611)

Income before provision of income taxes	25,739	28,444	52,325	54,623

Provision for income taxes	2,866	5,687	7,253	10,922

Net income	22,873	22,757	45,072	43,701

Net income per ordinary share
Basic	$0.38	$0.39	$0.76	$0.75

Diluted	$0.38	$0.38	$0.74	$0.73

Weighted average number of ordinary shares
Basic	59,667,635	58,576,384	59,395,142	58,557,089

Diluted	60,768,374	59,674,939	60,557,687	59,716,244

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Six Months ended June 30, 2010 and June 30, 2009
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Gross Revenue	313,087	300,969	622,638	619,507

Reimbursable expenses	89,336	80,968	179,775	179,675

Net Revenue	223,751	220,001	442,863	439,832

Costs and expenses
Direct costs	130,869	125,146	262,187	249,314
Selling, general and administrative	58,923	58,010	111,217	119,268
Depreciation and amortization	8,281	7,526	17,003	15,016
One off items		8,941		8,941
Total costs and expenses	198,073	199,623	390,407	392,539

Income from operations	25,678	20,378	52,456	47,293

Net interest income/(expense)	61	(875)	(131)	(1,611)

Income before provision of income taxes	25,739	19,503	52,325	45,682

Provision for income taxes	2,866	973	7,253	6,208

Net income	22,873	18,530	45,072	39,474

Net income per ordinary share
Basic	$0.38	$0.32	$0.76	$0.67

Diluted	$0.38	$0.31	$0.74	$0.66

Weighted average number of ordinary shares
Basic	59,667,635	58,576,384	59,395,142	58,557,089

Diluted	60,768,374	59,674,939	60,557,687	59,716,244

ICON plc

Summary Balance Sheet Data

June 30, 2010 and December 31, 2009
(Dollars, in thousands)

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Net cash	220,762	194,028

Accounts receivable	157,303	191,924
Unbilled revenue	86,631	92,080
Payments on account	(141,338)	(165,198)
Total	102,596	118,806

Working Capital	280,122	235,906

Total Assets	882,356	908,398

Shareholder's Equity	598,127	572,246

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	Brendan Brennan VP Corp FP&A +353 12912000 All at ICON.

	http://www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON
Investor Relations 1-888-381-7923
or
Ciaran Murray Chief Financial Officer
+ 353 –1-291-2000
or
Brendan Brennan Corporate VP Corp FP&A
+ 353 –1-291-2000